SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, June 16, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3), announced today that it is extending the Expiration Time for its previously announced private Exchange Offers until 11:59 p.m., New York City time, on June 22, 2016. The Issuer is not making any other changes to the Exchange Offers.

As of 5:00 p.m., New York City time, on June 15, 2016, Eligible Holders (as defined below) had validly tendered U.S.$135,486,000 (R$ 471,057,724.80 as of today) in total aggregate principal amount of Old Notes, divided as follows: (i) U.S.$24,471,000 of 2017 Notes, (ii) U.S.$29,750,000 of 2020 Notes, (iii) U.S.$30,150,000 of 2022 Notes, (iv) U.S.$11,956,000 of 2023 Notes and (v) U.S.$39,159,000 of Perpetual Notes.

Tendered Old Notes may not be withdrawn, subject to limited exceptions. If the Issuer (i) reduces the principal amount of Old Notes subject to the Exchange Offers, (ii) reduces the Exchange Consideration or (iii) is otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent to holders of the Old Notes by the Issuer. The Issuer may further extend the Expiration Time without extending the Withdrawal Deadline, unless otherwise required by law.

In the event of a termination of an Exchange Offer, no Exchange Consideration will be paid, and the Old Notes tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders.

The obligation of the Issuer to consummate the Exchange Offers is conditioned upon, among other items identified in an exchange offer memorandum available to Eligible Holders, for each Exchange Offer individually, the valid tender, without subsequent withdrawal, of at least 95% in aggregate principal amount of outstanding Old Notes that are the target of that Exchange Offer, unless lowered by the Company. None of the Exchange Offers is conditioned upon any of the other Exchange Offers. In addition, the Company has the right to amend, terminate or withdraw, in its sole discretion, any of the Exchange Offers at any time and for any reason, including failure to satisfy any condition to the Exchange Offers.

The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

1	GOL Linhas Aéreas Inteligentes S.A.

Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

Soliciting Dealer Fee

Gol's subsidiary LuxCo will pay a soliciting dealer fee of US$2.50 for each $1,000 principal amount of Old Notes that are validly tendered and accepted for exchange to retail brokers that are appropriately designated by their clients to receive this fee. The soliciting dealer fee will only be paid to each designated retail broker for each tendering eligible holder that submits Old Notes with an aggregate principal amount of US$300,000 or less.

In order to be eligible to receive the Soliciting Dealer Fee, a properly completed Soliciting Dealer Form must be received by D.F. King & Co., Inc., the Exchange and Information Agent, prior to the Expiration Time.  LuxCo will, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the Soliciting Dealer Form and appropriate documentation without defects or irregularities and in respect of bona fide tenders).

More Information

D.F. King & Co., Inc. has been appointed as the information agent and the exchange agent for the Exchange Offer. Holders may contact the information agent to request the eligibility letter at (212) 269-5550 or toll free at (866) 796-6898.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security. Neither GOL, its officers, our board of directors, the Exchange Agent nor the Information Agent is making any recommendation as to whether noteholders should tender Old Notes for exchange pursuant to the Exchange Offers. Further, none of the aforementioned parties have authorized anyone to make any such recommendation.

           Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

2	GOL Linhas Aéreas Inteligentes S.A.

Media Relations

Marcelo Mota

In Press Porter Novelli

+55 11 94547 7447

Michael Freitag, Meaghan Repko and Dan Moore

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

About GOL Linhas Aéreas Inteligentes S.A.

        In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reduce distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

        GOL has the highest supply of seats with ANAC’s “A” seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean.

        The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

Disclaimer

        The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

        Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.